December 3, 2018

Kim R. Tsuchimoto
Chief Financial Officer
Monopar Therapeutics Inc.
1000 Skokie Blvd.
Suite 350
Wilmette, Illinois 60091

       Re: Monopar Therapeutics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 26, 2018
           File No 000-55866

Dear Ms. Tsuchimoto:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibits

1. Please amend your December 31, 2017 Form 10-K and 2018 Forms 10-Q to provide the certifications filed as Exhibits 31 exactly as presented in Item 601(b)(31) of Regulation S-
       K. In this regard:
         You include certification 4(b) regarding your design of internal control over financial reporting (ICFR) without including reference to it in the introductory language in certification 4; and
         You fail to include certification 4(d) regarding your obligation to disclose any changes in ICFR during the most recent quarter.

       In addition, represent to us that, beginning with the 2018 Form 10-K when you provide your assessment of ICFR, you will include certification 4(b) and include the reference to the Exchange Act definition of ICFR in the introductory language of certification 4 in all
 Kim R. Tsuchimoto
Monopar Therapeutics Inc.
December 3, 2018
Page 2
         subsequent Forms 10-K and 10-Q.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at
(202) 551-
3614 with any questions.



FirstName LastNameKim R. Tsuchimoto                       Sincerely,
Comapany NameMonopar Therapeutics Inc.
                                                          Division of
Corporation Finance
December 3, 2018 Page 2                                   Office of Healthcare
& Insurance
FirstName LastName